Item 77K - Changes in Registrant's Certifying Accountant

The accounting firm of Deloitte & Touche LLP ("D&T") audited the Registrant's fiscal year 2003 financial statements and will prepare its 2003 tax returns. The Registrant's Audit Committee engaged the accounting firm of KPMG LLP ("KPMG") to audit its 2004 financial statements and prepare its 2004 tax returns. KPMG's appointment is effective January 1, 2004 for the fiscal year ending December 31, 2004, which appointment was ratified by the registrant's full Board of Trustees, including those Trustees who are not "interested persons" of the Registrant. Aside from general questions related to KPMG's assessment of the Registrant as a potential audit client and the Registrant's assessment of KPMG's credentials and competence, the Registrant did not consult KPMG regarding the application of accounting principles to specific transactions, the type of audit opinion that KPMG might render to the Registrant, or any matter which was the subject of a disagreement between the Registrant and D&T (of which there were none).